Exhibit 99.3

NICE Robotic Process Automation Deepens AI Capabilities for
Expanded Automation Discovery and Real-Time Monitoring Intelligence

Organizations can now manage the robotic workforce in a smart and capable manner, magnifying the automation footprint and accelerating ROI

Hoboken, N.J., July 2, 2019 – NICE (Nasdaq: NICE) today announced the availability of its Robotic Process Automation version 7.1. The new release drives comprehensive and rapid automation development, ensures business continuity and enables efficient robotic and human workforce management. New capabilities include AI-driven automation discovery for identifying sub-processes, proactive identification of automation workflows and connectivity issues, intelligent real-time data, dashboards and sophisticated control features. The result is an expansion of the automation footprint and faster optimization of business value and ROI.

NICE RPA version 7.1 optimizes all stages of the automation lifecycle by delivering the following capabilities and benefits:

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Automation Discovery Phase: New AI-driven Automation Finder capabilities enable detailed and precise discovery of additional sub-processes and their variations recommended for automation. This allows organizations to smartly plan and develop their automation roadmap, increase footprint and ultimately speed up return on investment (ROI).

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Automation Development Phase: Automation Studio, NICE RPA’s innovative design tool is equipped with a new built-in debugger capability to display a detailed view of the automation development flow at the touch of a button. Developers can proactively pinpoint issues within the automation flow and rapidly resolve them in real-time. As a result, time to development and time to value are significantly reduced.

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Operationalization Phase: The AI-driven Shape Analysis feature supports NEVA (NICE Employee Virtual Attendant) and the desktop environment. This enables NEVA to integrate with any desktop application, legacy system and virtual environment.

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Maintenance and Monitoring Phase: IT administrators have real-time visibility into both the attended and unattended robotic workforce from a single screen view. Enriched with detailed data, administrators are empowered to seamlessly monitor and control the robotic workforce at scale, while taking decisive action in real-time. The capabilities of the Connectivity Watcher have also been expanded. When administrators are alerted in real-time as connectivity breaks occur, this feature provides detailed data including the precise location, facilitating rapid troubleshooting. Machine learning algorithms continuously monitor connectivity behavior, ensuring that the real-time data provided is valid and reliable. Real-time dashboards also present the business impact of the breaks, ensuring prioritization of troubleshooting tasks.

 “I am very excited to announce the general availability of NICE RPA 7.1,” said Barry Cooper, President, NICE Enterprise Group. "These innovative new capabilities across all stages of the automation lifecycle enable our customers to automate easier, faster and with even more impressive results.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.